SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)*

SHOPIFY INC.

(Name of Issuer)

CLASS A SUBORDINATE VOTING SHARES

(Title and Class of Securities)

82509L107

(CUSIP Number)

DECEMBER 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 82509L107	Schedule 13G/A

1	NAME OF REPORTING PERSON TOBIAS LÜTKE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CANADIAN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 1,269,901 (1)
6 SHARED VOTING POWER 6,914,875 (2)
7 SOLE DISPOSITIVE POWER 1,269,901 (1)
8 SHARED DISPOSITIVE POWER 6,914,875 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,184,776 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9% (3)
12	TYPE OF REPORTING PERSON IN

(1)
Consists of 758,629 Class B multiple voting shares beneficially owned by Tobias Lütke, 102,466 Class A subordinate voting shares which Tobias Lütke has the right to acquire within 60 days after December 31, 2020 upon the exercise of stock options, 5,458 Class A subordinate voting shares which Tobias Lütke has the right to acquire within 60 days after December 31, 2020 upon the exercise of restricted share units, and 403,348 Class B multiple voting shares which Tobias Lütke has the right to acquire within 60 days after December 31, 2020 upon the exercise of stock options. Each Class B multiple voting share is convertible at the holder's option at any time into one Class A subordinate voting share.

(2)
Consists of 185,000 Class A subordinate voting shares held by 7910240 Canada Inc., which Tobias Lütke is deemed to beneficially own, and 6,729,875 Class B multiple voting shares held by 7910240 Canada Inc., which Tobias Lütke is deemed to beneficially own.  Each Class B multiple voting share is convertible at the holder's option at any time into one Class A subordinate voting share.

(3)
Based on 110,929,570 Class A subordinate voting shares outstanding as of December 31, 2020 and the aggregate number of Class A subordinate voting shares that Tobias Lütke may acquire within 60 days of December 31, 2020 through the conversion of Class B multiple voting shares, the exercise of restricted share units exercisable into Class A subordinate shares, or the exercise of stock options exercisable into Class A subordinate voting shares or Class B multiple voting shares (which may in turn be converted into Class A Subordinate voting shares).

CUSIP No. 82509L107	Schedule 13G/A

1	NAME OF REPORTING PERSON 7910240 Canada Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER
6 SHARED VOTING POWER 6,914,875 (1)
7 SOLE DISPOSITIVE POWER
8 SHARED DISPOSITIVE POWER 6,914,875 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,914,875 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9% (2)
12	TYPE OF REPORTING PERSON CO

(1)
Consists of 185,000 Class A subordinate voting shares and 6,729,875 Class B multiple voting shares, in each case held by 7910240 Canada Inc.  Tobias Lütke owns all equity interests in 7910240 Canada Inc.  Each Class B multiple voting share is convertible at the holder's option at any time into one Class A subordinate voting share.

(2)	Based on 110,929,570 Class A subordinate voting shares outstanding as of December 31, 2020 and the aggregate number of Class B multiple voting shares held by 7910240 Canada Inc.

CUSIP No. 82509L107	Schedule 13G/A

Item 1.

(a)	The name of the issuer is Shopify Inc. (the "Issuer").

(b)	The Issuer's principal executive offices are located at:

150 O’CONNOR STREET, GROUND FLOOR
OTTAWA, ONTARIO, CANADA K2P 2L8

Item 2.

(a)	The names of the persons (collectively, the "Reporting Persons") filing this Schedule 13G/A (this "Statement") are:

Tobias Lütke
7910240 Canada Inc.

(b)	The principal business office for each of the Reporting Persons is

150 O’CONNOR STREET, GROUND FLOOR, OTTAWA, ON, CA, K2P 2L8

(c)	Citizenship:

CANADIAN

(d)	This Statement relates to the Class A subordinate voting shares of the Issuer.

(e)	The CUSIP Number of the Class A subordinate voting shares is 82509L107.

Item 3.	Filing Category.

Not applicable.

CUSIP No. 82509L107	Schedule 13G/A

Item 4.	Ownership.

(a)	Amount beneficially owned: See Item 9 of each cover page.

(b)	Percent of Class: See Item 11 of each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote of shares:

See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of shares:

See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of shares:

See Item 8 of each cover page.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

CUSIP No. 82509L107	Schedule 13G/A

Item 8.	Identification and Classification of Members of a Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications

Not Applicable.

CUSIP No. 82509L107	Schedule 13G/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2021

TOBIAS LÜTKE

/s/ Tobias Lütke

7910240 CANADA INC.

By:	/s/ Tobias Lütke
	Name:	Tobias Lütke
	Title:	Director

CUSIP No. 82509L107	Schedule 13G/A

EXHIBIT INDEX TO SCHEDULE 13G/A

Exhibit 1	Joint Filing Agreement, dated February 12, 2021, by and among Tobias Lütke and 7910240 Canada Inc.